Ratio of Earnings to Fixed Charges					Exhibit 12
(In thousands)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
Earnings, as defined:	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

Net (loss)/income from continuing operations before
extraordinary item and cumulative effect of
accounting change	$ (229,223)	$ 112,995	$ 116,434	$ 148,529	$ 265,942
Income tax (benefit)/expense	(162,765)	50,728	47,628	72,682	173,952
Equity in earnings of regional nuclear
generating and transmission companies	(3,311)	(2,592)	(4,487)	(11,215)	(3,970)
Dividends received from regional equity investees	687	3,879	8,904	11,056	7,060
Fixed charges, as below	294,525	271,948	264,822	290,590	304,663
Interest capitalized (not including AFUDC)	(395)	(600)	(1,058)	(2,085)	(684)
Preferred dividend security requirements of
consolidated subsidiaries	(9,265)	(9,265)	(9,265)	(9,265)	(12,082)
Total (loss)/earnings, as defined	$ (109,747)	$ 427,093	$ 422,978	$500,292	$734,881

Fixed charges, as defined:

Interest on long-term debt	$ 163,012	$ 139,988	$ 121,887	$ 134,471	$ 140,497
Interest on rate reduction bonds	87,439	98,899	108,359	115,791	87,616
Other interest	19,350	8,610	10,333	16,998	51,545
Rental interest factor	7,145	7,433	7,667	5,433	7,033
Amortized premiums, discounts and
capitalized expenses related to indebtedness	7,919	7,153	6,253	6,547	5,206
Preferred dividend security requirements of
consolidated subsidiaries	9,265	9,265	9,265	9,265	12,082
Interest capitalized (not including AFUDC)	395	600	1,058	2,085	684
Total fixed charges, as defined	$ 294,525	$ 271,948	$ 264,822	$ 290,590	$ 304,663

Ratio of Earnings to Fixed Charges - Pro Forma	(0.37)	1.57	1.60	1.72	2.41